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                             October 12, 2021

       Amy Nauiokas
       Chief Executive Officer
       Anthemis Digital Acquisitions I Corp
       122 Hudson Street
       3rd Floor
       New York, New York 10013

                                                        Re: Anthemis Digital
Acquisitions I Corp
                                                            Registration
Statement on Form S-1 and Form S-1/A
                                                            Filed October 1,
2021 and October 6, 2021
                                                            File No. 333-259986

       Dear Ms. Nauiokas:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2021 letter.

       Registration Statement Filed on Form S-1

       Description of Securities
       Private Placement Warrants, page 153

   1. We note your disclosure that "if the private placement warrants are held by holders other than the sponsor or its
permitted transferees, the private placement warrants will be exercisable by the
holders on the same basis as the warrants included in the units being sold in the this
offering." Tell us how you considered the cashless exercise provisions discussed in section
2.6.1 and 3.3.1(c) of the warrant agreement filed as Exhibit 4.4 and explain whether you
believe there are potential changes to the settlement amounts that are dependent upon the
characteristics of the holder of the warrant. If so, tell us how you
 Amy Nauiokas
Anthemis Digital Acquisitions I Corp
October 12, 2021
Page 2
         concluded that such a provision would not preclude the private placement warrants from
         being indexed to the entity   s stock based on the guidance in ASC
815-40.
       You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameAmy Nauiokas                              Sincerely,
Comapany NameAnthemis Digital Acquisitions I Corp
                                                            Division of
Corporation Finance
October 12, 2021 Page 2                                     Office of Finance
FirstName LastName